Exhibit 3.08

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

PROTEONOMIX, INC.

Proteonomix, Inc., (the "Corporation") a corporation organized and existing under the Delaware General Corporation Law ("DGCL"), does hereby certify:

FIRST: That the Board of Directors of the Corporation (the 'Board"), by unanimous consent of its directors, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendments to the Certificate of Incorporation of the Corporation

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by adding a new paragraph at the end of Article Fourth thereof to read as follows:

At the time of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the "Effective Time"), each ten shares of issued and outstanding Common Stock ("Pre-Reverse Split Shares") shall automatically, without the necessity of any further action on the part of the holder thereof, be changed and reclassified (the "Conversion") into one share of Common Stock ("Post-Reverse Split Shares"). Beginning at the Effective Time, each certificate representing. Pre-Reverse Split Shares will be deemed for all corporate purposes to evidence ownership of Post-Reverse Split Shares, whether or not any or all of the certificates for shares of Common Stock dated prior to the Effective Time shall have been surrendered or new certificates evidencing Post-Reverse Split Shares, have been issued. Notwithstanding the foregoing, no fraction of a share of Post-Reverse Split Shares shall be issued by virtue of the Conversion, but in lieu thereof, each holder of shares of Pre-Reverse Split Shares who would otherwise be entitled to a fraction of a Post-Reverse Split Share (after aggregating all fractional shares of Post-Reverse Split Shares to be received by such holder) shall receive from the Company the number of Post-Reverse Split Shares the holder would otherwise be entitled to, rounded up to the next number of whole Post-Reverse Split Shares.

The number of authorized shares as set forth in this Article Fourth shall remain the same after the Reverse Split as before the Reverse Split.

SECOND: That in lieu of a meeting and vote of the stockholders of the Corporation, a majority of the holders of the Corporation's Common Stock have given their written consent to said amendment in accordance with the provisions of Section 228 of the DGCL; and written notice of the adoption of the amendments has been given as provided in Section 228 of the DGCL to every stockholder entitled to such notice.

THIRD:

That the foregoing amendment to the Certificate of Incorporation were duly adopted in accordance with the provisions of Section 242 of the DGCL_

FOURTH:

That the capital of the Corporation shall not be reduced under or by reason of said amendments.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 25th day of July, 2008.

By: /s/ Joel Pensley

Joel Pensley,

Secretary